SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 27, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications announces a deferred private debentures placement in Israel with a closing date of December 2019

PARTNER COMMUNICATIONS ANNOUNCES A DEFFERED
PRIVATE DEBENTURES PLACEMENT IN ISRAEL
WITH A CLOSING DATE OF DECEMBER 2019

ROSH HA'AYIN, Israel, December 27, 2017 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today that the Company entered into an agreement with certain Israeli institutional investors, according to which the Company irrevocably undertook to issue to the institutional investors, and the institutional investors irrevocably undertook to purchase from the Company, in the framework of a private placement, an aggregate of NIS 126.75 million, par value, of additional Series F debentures on December 1, 2019 (the “Additional Debentures” and the “Agreed Date”, respectively). The Company's existing Series F debentures are listed on the Tel Aviv Stock Exchange (“TASE”).

The price was set at NIS 1.013 for each Series F debenture (which bear a stated interest rate of 2.16% per annum) of NIS 1 par value, or a total consideration of approximately NIS 128 million, reflecting an effective yield of 2.02% per annum. In addition, the Company will pay the institutional investors an early commitment fee. In case the debentures' rating on the Agreed Date shall be il/(A-) or below, a discount of approximately 1% on the price of the debenture will be given.

Should the Additional Debentures be issued at the full price (i.e. NIS 1.013 for each Series F debenture) then the price of each NIS 1 par value, less the accrued interest, will be approximately NIS 1.00359. Should the Additional Debentures be issued at a price reflecting approximately 1% discount (following a rating reduction event), then the price of each NIS 1 par value, less the accrued interest, will be approximately NIS 0.99359.

The agreement terms include a commitment by the Company to not issue any further Series F debentures for a period of six months from the date of the agreement.

The closing of the issuance will be subject, among others, to the satisfaction of the following conditions by shortly before the Agreed Date: the receipt of the TASE's approval for the listing of the Additional Debentures to be purchased, satisfaction of the conditions set out in section 2.42 of the Deed of Trust of the Series F debentures for the expansion of Series F (including no event of default of the Series F debenture conditions, obtaining the written approval of the rating company that the rating of the Series F debentures after expansion of the series, is not lower than the rating of the Series F debentures prior to the expansion of the series, and that the Company meets the financial covenants applicable to the Series F debentures in accordance with its most recent financial results published prior to the Additional Debentures issuance and that as a result of the Additional Debentures issuance the said financial covenants will not be breached).

Under the assumption that no rating reduction event occurs, the Additional Debentures will be issued at a premium. In accordance with the "Green Track" arrangement approval that the Company received from the Israel Tax Authority, and under the assumption that no further Series F debentures will be issued until the Agreed Date (apart from the placement that is due to occur on December 4, 2018), the uniform weighted discount rate for all the Series F debentures will be 0.09093%1.

The offering described in this press release was made only in Israel and only to residents of Israel in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”). The said debentures have not been, and will not be, registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SINGAPORE.

1 The uniform weighted discount rate according to a formula that weighs the discount rate for the existing debentures, with the discount rate for the debentures that will be issued on December 4, 2018, and with the discount rate for the Additional Debentures.
Should a rating reduction event occur, as stated above, the Company will issue an immediate report providing the discount rate for the Additional Debentures and the uniform weighted discount rate for all the Series F debentures.

For additional details regarding the Company's existing debentures, see the Company's press release and immediate report (on Form 6-K) dated July 20, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317002098/zk1720277.htm or
http://maya.tase.co.il/reports/details/1111245 and on September 13, 2017, at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317002657/zk1720541.htm or http://maya.tase.co.il/reports/details/1121707 and on September 18, 2017, at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891317002681/zk1720554.htm or on September 17, 2017 at: http://maya.tase.co.il/reports/details/1122396 and on November 21, 2017, at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317003213/zk1720820.htm or http://maya.tase.co.il/reports/details/1131801 and on December 12, 2017, at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891317003368/zk1720891.htm or http://maya.tase.co.il/reports/details/1136013 and on December 13, 2017, at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891317003379/zk1720897.htm or http://maya.tase.co.il/reports/details/1136276/2/0 and also the Company's Annual Report on Form 20-F for the year ended December 31, 2016 – "Item 5B. Liquidity and Capital Resources".

Forward-Looking Statements
This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements.  All statements other than statements of historical fact included in this press release, including statements relating to the closing of the deferred private placement of debentures, and any other statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Ms. Sigal Tzadok Acting Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By: /s/ Sigal Tzadok
Name: Sigal Tzadok
Title: Acting Chief Financial Officer

Dated: December 27, 2017